Exhibit 4: Organizational Structure

HR Ratings
Ownership structure


Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC



Board of Directors
Head of Compliance
Chairman of the Board
Vice Chairman of the Board
CEO
External Financial Advisors
Chief Credit and Economic Analysis Officer
Deputy Director of Economic Analysis
Deputy Director of Analysis
Business Development Sr. Executive Director
Business Development Executive Director
Public Finance and Infrastructure Sr. Executive Director
Financial Institutions Sr. Executive Director /ABS
Financial Institutions Sr. Executive Director /ABS
Treasury and AP Director
Human Resources Director
IT Director
Public Finance and Sovereign Debt Director
Sustainable Impact Director
Corporates Director /ABS
Compliance Associate Director
Human Resources Associate Director
IT Associate Director
BD Associate Director
Operations Associate Director
Corporates Associate Director US
Treasury and AP Manager
IT Manager
BD Manager
Public Finance and Sovereign Debt Manager
PF Manager
Infrastructure Manager
Financial Institutions Manager /ABS
IT Sr. Associate
Logistics Associate
HR Associate
Public Finance and Sovereign Debt Associate
2 EASD Associate
2 Corporates Associate
3 FI Associate
Metodological Criteria Associate
HR Sr. Analyst
2 IT Sr. Analyst
Communication Sr. Analyst
2 Operations Sr. Analyst
PF Sr. Analyst
3 Corporates Sr. Analyst
FI Sr. Analyst
3 Compliance Analyst 1 Vacancy
Accounting Analyst
4 Treasury and AP Analyst
HR Analyst
2 BD Analyst
2 Operations Analyst
Editor
3 PF Analyst
5 PF Analyst 1 Vacancy
Infrastructure Analyst
Sustainable Impact Analyst
11 Corporates Analyst
15 FI Analyst
Methodological Criteria Analyst
C. of the Board Assistant
Receptionist
Analysis and Compliance Directors Assistant
CEO Assistant V. C. of the Board Assistant
Public Finance & Infrastructure Intern
Corporates Intern
Financial Institutions Intern
2 Logistics
4 Mantenance
HR Ratings®
Credit Rating Agency